Exhibit 4.4

NOMINATION AGREEMENT

between

ARES CORPORATE OPPORTUNITIES FUND III, L.P.

and

LYONDELLBASELL INDUSTRIES N.V.

In relation to the nomination of the

members of the Supervisory Board

TABLE OF CONTENTS

1.	DEFINITIONS AND INTERPRETATION		2

	1.1	Definitions	2

	1.2	Interpretation	3

	1.3	Appendices	3

2.	ARTICLES OF ASSOCIATION		4

3.	SUPERVISORY BOARD REGULATIONS		4

4.	SUPERVISORY BOARD NOMINATIONS		4

5.	SUPERVISORY BOARD COMMITTEES		6

6.	DURATION		6

7.	MISCELLANEOUS		7

	7.1	Invalid Provisions	7

	7.2	Amendment	7

	7.3	Entire Agreement	7

	7.4	No Implied Waiver; No Forfeit of Rights	7

	7.5	No Rescission	7

	7.6	No Assignment	7

	7.7	Resignation of Members for Cause	8

	7.8	Resignation of Director Nominees	8

	7.9	Nomination of Additional Director Nominees	8

	7.10	Appointment Pending General Meeting of Shareholders	9

	7.11	Calling General Meeting	9

	7.12	Choice of Law	10

	7.13	Disputes	10

APPENDICES

1. Articles of association.

2. The internal rules of procedure of the Supervisory Board.

i

NOMINATION AGREEMENT

THE UNDERSIGNED:

1.	ARES CORPORATE OPPORTUNITIES FUND III, L.P., a limited partnership formed under the laws of the State of Delaware, hereinafter referred to as “Investor;

2.	LYONDELLBASELL INDUSTRIES N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands with its corporate seat at Rotterdam (registered office: Weena 737, 3013AM Rotterdam, the Netherlands), registered with the Chamber of Commerce with number 24473890, hereinafter referred to as the “LBI” and together with Investor as “Parties”.

RECITALS

A.	The Investor and LBI are a party to that certain equity commitment agreement dated December 11, 2009 by and among AI International Chemicals S.à r.l. (as successor in interest to AI LBI Investments LLC) (“Access”), Ares Corporate Opportunities Fund III, L.P. (“Ares”), LeverageSource (Delaware), LLC (“Apollo”), LBI and the other parties signatory thereto (as amended from time to time, the “Equity Commitment Agreement”).

B.	Upon issuance of shares in the capital of LBI pursuant to the Plan, the Investor, together with its Affiliates, will directly or indirectly hold shares of LBI to be issued to it upon the terms and conditions set forth in the Equity Commitment Agreement.

C.	Pursuant to the Plan and the Equity Commitment Agreement, the Investor has nominated one member of the initial Supervisory Board.

D.	Pursuant to this Agreement, the Investor shall as from issuance of the shares be entitled to nominate one, two or three (as the case may be) individuals to be appointed as members of the Supervisory Board.

E.	If at any time during the term of this Agreement the Investor becomes a Three Director Investor, then so long as the Investor remains a Three Director Investor, at least one member of the Supervisory Board nominated by the Investor shall be entitled to serve on each Committee to the extent not prohibited by law or by any then applicable stock exchange rules or listing requirements and in accordance with Section 5.1.

HEREBY AGREE AS FOLLOWS:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

Affiliate	with respect to any person, any other person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such person. For purposes of this definition, the terms “control,” “controlling,” “controlled by” and “under common control with,” as used with respect to any person, means the possession, directly or indirectly, of the power to direct the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise. For the avoidance of doubt, with respect to the Investor, “Affiliate” shall include all investment funds managed or controlled by the Investor or the Investor’s Affiliates.

Agreement	this Nomination Agreement

Appendix	an appendix to this Agreement

Articles	the draft articles of association of LBI attached as Appendix 1 to this Agreement.

Business Day	any day other than (a) a Saturday, (b) a Sunday, (c) any day on which commercial banks in New York, New York or The Netherlands are required or authorized to close by law or executive order and (d) the Friday after Thanksgiving.

Clause	a clause in this Agreement

Committees	the committees of the Supervisory Board

Disclosure Statement	means the disclosure statement to accompany the Plan as amended, modified or supplemented

Equity Commitment Agreement	has the meaning set forth in the recitals of this Agreement

Investor	has the meaning attributed in the heading of this Agreement

LBI	has the meaning attributed in the heading of this Agreement

One Director Investor	the Investor, if entitled to nominate one member of the Supervisory Board pursuant to Clause 4.1 of this Agreement

Parties	has the meaning attributed in the heading of this Agreement

Plan	means the joint chapter 11 plan of reorganization of Lyondell Chemical Company and certain of its subsidiaries and affiliates who are debtors and debtors-in-possession, including all exhibits and schedules annexed thereto or associated therewith, as altered, amended or modified from time to time

Supervisory Board	the supervisory board of LBI

Termination Date	has the meaning attributed in Clause 6.2

Three Director Investor	the Investor, if entitled to nominate three members of the Supervisory Board pursuant to Clause 4.3 of this Agreement

Two Director Investor	the Investor, if entitled to nominate two members of the Supervisory Board pursuant to Clause 4.2 of this Agreement

1.2	Interpretation

In this Agreement, unless the context dictates otherwise:

1.2.1	the masculine gender shall include the feminine and the neuter and vice versa;

1.2.2	references to a person shall include a reference to any individual, company, association, partnership or joint venture;

1.2.3	references to “include” and “including” shall be treated as references to “include without limitation “or “including without limitation”;

1.2.4	references to documents in “agreed form” shall be to documents agreed between the Parties, annexed to this Agreement;

1.2.5	the headings are for identification only and shall not affect the interpretation of this Agreement;

1.2.6	references to “Clauses,” “paragraphs” and “Appendices” are to clauses, paragraphs of, and appendices to, this Agreement.

1.3	Appendices

Any Appendix referred to in this Agreement forms an integral part of this Agreement.

2.	ARTICLES OF ASSOCIATION

Prior to issuance of shares in the capital of LBI on the terms and conditions agreed upon in the Equity Commitment Agreement, the articles of association of LBI shall be amended in accordance with the agreed form attached to this Agreement as Appendix 1. No further amendment which adversely affects the nomination rights of the Investor shall be made to the Articles (including, without limitation, any amendments to paragraphs 13.2, 16.4, 17.3 and 24.1 of the Articles which adversely affects the nomination rights of the Investor) without prior written approval of the Investor.

3.	SUPERVISORY BOARD REGULATIONS

3.1	The internal rules of procedure of the Supervisory Board are set out in Appendix 2 to this Agreement. LBI shall not take any action to cause the Supervisory Board to make any amendment to the internal rules of procedure of the Supervisory Board which adversely affects the nomination rights of the Investor without prior written approval of the Investor.

3.2	LBI hereby confirms that each of the members of the Supervisory Board as of the date hereof has agreed to be bound by the attached internal rules of procedure of the Supervisory Board and has signed a copy thereof as his acceptance of such internal rules of procedure.

3.3	It shall be a condition for nomination of any person as a member of the Supervisory Board, whether or not an Investor nominee, that such person shall undertake to be bound by the attached internal rules of procedure of the Supervisory Board and that such person shall sign a copy thereof as his acceptance of such internal rules of procedure.

4.	SUPERVISORY BOARD NOMINATIONS

4.1	Pursuant to the Equity Commitment Agreement and the Plan, the initial Supervisory Board shall have nine members. Apollo shall have the right to nominate three members to the initial Supervisory Board, Access shall have the right to nominate one member to the initial Supervisory Board and Ares shall have the right to nominate one member to the initial Supervisory Board. In accordance therewith, and following completion of the selection procedure for the remaining members of the Supervisory Board, the Supervisory Board, as of the date hereof, shall be composed as follows:

1.	Joshua Harris (Class 3) (based on nomination put forward by Apollo)

2.	Scott Kleinman (Class 3) (based on nomination put forward by Apollo)

3.	Marvin Schlanger (Class 2) (based on nomination put forward by Apollo)

4.	Phillip Kassin (Class 2) (based on nomination put forward by Access)

5.	Jeffrey Serota (Class 2) (based on nomination put forward by Ares)

The remaining four (4) initial directors will be appointed (one to Class 3 and three to Class 1) in accordance with Clause 4.2.

4.2	In case the Supervisory Board at the date of this Agreement consists of less than nine members, a Transitional Appointment Committee consisting of the Chief Financial Officer and the Chief Legal Officer has the right, during the period until the listing of LBI’s shares on the New York Stock Exchange to appoint such number of members to the Supervisory Board so that the Supervisory Board will consist of nine members in total, it being understood (i) that the Transitional Appointment Committee cannot appoint more than one-third of the members of the Supervisory Board in accordance with Article 2:143 DCC, as provided pursuant to the Transitional Provision 2 of the agreed form draft articles of association attached to this Agreement as Appendix 1, (ii) such appointees shall be independent in accordance with applicable listing standards and (iii) such appointees shall be subject to the approval of the Investor, such approval not to be unreasonably withheld. In the event that the Transitional Appointment Committee is unable to appoint a director because doing so would cause the Supervisory Board to exceed the 1/3 limit set forth in Article 2:143 and in Article 13.4 as modified by Section 28 of the Articles, the Supervisory Board shall call a general meeting of shareholders at the shortest practicable time once such director nominee has been identified in accordance with Section 28 of the Articles.

4.3	Subsequent to the appointment of the Supervisory Board in accordance with Clauses 4.1 and 4.2, in the event the Investor, together with its Affiliates, holds directly or indirectly 5% or more, but less than 12%, of the issued share capital of LBI, LBI shall use its reasonable best efforts to cause the Supervisory Board to take all required action to make the appointments by the Supervisory Board in accordance with article 13.4 of the Articles and the binding nominations by the Supervisory Board in accordance with article 13.2 of the Articles for the appointment of members of the Supervisory Board in such a way that at least one of the members of the Supervisory Board shall be a person nominated by the Investor.

4.4	Subsequent to the appointment of the Supervisory Board in accordance with Clauses 4.1 and 4.2, in the event the Investor, together with its Affiliates, holds directly or indirectly 12% or more, but less than 18%, of the issued share capital of LBI, LBI shall use its reasonable best efforts to cause the Supervisory Board to take all required action to make the appointments by the Supervisory Board in accordance with article 13.4 of the Articles and the binding nominations by the Supervisory Board in accordance with article 13.2 of the Articles for the appointment of members of the Supervisory Board in such a way that at least two of the members of the Supervisory Board shall be persons nominated by the Investor.

4.5	Subsequent to the appointment of the Supervisory Board in accordance with Clauses 4.1 and 4.2, in the event the Investor, together with its Affiliates, holds directly or indirectly 18% or more of the issued share capital of LBI, LBI shall use its reasonable best efforts to cause the Supervisory Board to take all required action to make the appointments by the Supervisory Board in accordance with article 13.4 of the Articles and the binding nominations by the Supervisory Board in accordance with article 13.2 of the Articles for the appointment of members of the Supervisory Board in such a way that at least three of the members of the Supervisory Board shall be persons nominated by the Investor.

4.6	LBI hereby represents to the Investor that each of Apollo and Access have equivalent nomination rights to the nomination rights of the Investor set forth in Clauses 4.1 through 4.5 above, Clause 6.2 below and Clauses 0 through 7.10 below. LBI hereby agrees with the Investor that it shall not grant any additional nomination rights to Apollo or Access without offering the same rights to the Investor, without further consideration.

5.	SUPERVISORY BOARD COMMITTEES

5.1	If at any time during the term of this Agreement the Investor becomes a Three Director Investor, then so long as the Investor remains a Three Director Investor, at least one member of the Supervisory Board nominated by the Investor shall be entitled to serve on each Committee to the extent not prohibited by law or by any then applicable stock exchange rules or listing requirements. Each member of the Supervisory Board nominated by the Investor to serve on any such Committee shall disclose any conflict of interest to the other members of such Committee and with respect to any matter in which such member has or reasonably could be expected to have a conflict of interest (as determined by the other members of such Committee or the other members of the Supervisory Board in their sole discretion) the member shall be recused and not receive information or participate in discussions, deliberations, or decision-making processes related to such matter.

6.	DURATION

6.1	This Agreement shall take effect as of the date of issuance of shares to the Investor (or its Affiliates) pursuant to the Equity Commitment Agreement.

6.2	Except with respect to the provisions of this Agreement that expressly survive the Termination Date (defined below), this Agreement is entered into for an indefinite period of time and shall terminate as of the date on which the Investor, together with its Affiliates, holds directly or indirectly less than 5% of the issued share capital of LBI (the “Termination Date”); provided, that in no event may the Termination Date occur within the first anniversary of the date of this Agreement. Within three Business Days after the Termination Date the Investor shall notify LBI and, promptly following the written request of the Corporate Governance and Nominating Committee of the Supervisory Board, shall cause the nominee or nominees of the Investor, as applicable, to execute and deliver a written resignation which shall be effective with respect to LBI and shall not permit any such nominee or nominees to revoke any such resignation; provided that in no event may the Corporate Governance and Nominating Committee of the Supervisory Board request or solicit, directly or indirectly, such resignation prior to the first anniversary of the date of this Agreement.

7.	MISCELLANEOUS

7.1	Invalid Provisions

In the event that a provision of this Agreement is null and void or unenforceable (either in whole or in part), the remainder of this Agreement shall continue to be effective to the extent that, given this Agreement’s substance and purpose, such remainder is not inextricably related to the null and void or unenforceable provision. The Parties shall make every effort to reach agreement on a new clause whose effect differs as little as possible from the null and void or unenforceable provision, taking into account the substance and purpose of this Agreement.

7.2	Amendment

No amendment to this Agreement shall have any force or effect unless it is in writing and signed by both Parties.

7.3	Entire Agreement

This Agreement, including all Appendices, contains the entire agreement between the Parties with respect to the subject matter covered hereby and supersedes all earlier agreements and understandings, whether oral, written or otherwise, between Parties.

7.4	No Implied Waiver; No Forfeit of Rights

a.	Any waiver under this Agreement must be given by notice to that effect.

b.	If the Investor does not exercise any right under this Agreement, this shall not be deemed to constitute a forfeit of any such rights (rechtsverwerking).

7.5	No Rescission

To the extent permitted by law, the Parties hereby waive their rights under Articles 6:265 to 6:272 inclusive of the Civil Code to rescind (ontbinden), or demand in legal proceedings the total or partial rescission (ontbinding) of this Agreement or to nullify this Agreement because of error (dwaling).

7.6	Assignment

Investor may assign this Agreement in whole but not in part to any of its Affiliates. Except for such assignments to Affiliates, the Investor may not transfer or assign this Agreement or any of its rights hereunder. Any transfer or assignment in violation of this Agreement shall be null and void and of no force and effect.

7.7	Resignation of Members for Cause

7.7.1	In the event that the Supervisory Board resolves that a member of the Supervisory Board should resign for Cause, such member shall and, in case such member is a nominee of the Investor, the Investor shall cause such member to, promptly execute and deliver an irrevocable resignation which shall be effective with respect to LBI.

7.7.2	For the purpose of this Clause 0, “Cause” shall mean in respect to any member of the Supervisory Board: (A) indictment, conviction, guilty plea or plea of no lo contendere to, or confession of guilt of a felony or criminal act involving moral turpitude during such member’s term; (B) willful misconduct or gross negligence in the performance or intentional non-performance of member’s duties to LBI or any of its subsidiaries; (C) commission of a fraudulent or illegal (including, without limitation, misappropriation, embezzlement or similar conduct) in respect of LBI or any of its Affiliates, customers or subsidiaries or (D) material breach of any LBI policy or any other misconduct that causes material harm to LBI, its Affiliates, customers or subsidiaries, or its or their respective business reputations.

7.8	Resignation of Director Nominees

Without prejudice to Clause 0, in the event that (i) a Three Director Investor becomes a Two Director Investor, (ii) a Three Director Investor becomes a One Director Investor, or (iii) a Two Director Investor becomes a One Director Investor (in each case, because such Investor, together with its Affiliates, ceases to hold directly or indirectly the requisite amount of the issued share capital of LBI set forth in Clause 4 of this Agreement), such Investor shall notify LBI within three Business Days of such event and, promptly following the written request of the Corporate Governance and Nominating Committee of the Supervisory Board, shall cause one or more of the nominees of the Investor, as applicable, to execute and deliver a resignation which shall be effective with respect to LBI on the date of such resignation and shall not permit any such nominee or nominees to revoke any such resignation; provided that in no event may the Corporate Governance and Nominating Committee of the Supervisory Board request such resignation prior to the first anniversary of the date of this Agreement.

7.9	Nomination of Additional Director Nominees

In the event that (i) a One Director Investor becomes a Two Director Investor, (ii) a One Director Investor becomes a Three Director Investor, (iii) a Two Director Investor becomes a Three Director Investor (in each case, because such Investor, together with its Affiliates, acquires directly or indirectly the requisite amount of the issued share capital of LBI set forth in Clause 4 of this Agreement), or (iv) a nominee of the Investor on the Supervisory Board resigns his position or otherwise terminates his membership on the Supervisory Board, such Investor shall notify LBI within three Business Days of such event and, as soon as commercially practicable following the written request of the Investor, LBI shall use its reasonable best efforts to cause the Supervisory Board to take all of the actions that are necessary to ensure that the Investor is able to nominate to the Supervisory Board the number of members indicated in Clause 4 of this Agreement so that the relevant nominee is, or nominees are, appointed to the Supervisory Board within the shortest possible period of time (including, for the avoidance of doubt, the increase of the number of Supervisory Board members, the appointment of additional independent Supervisory Board members to ensure compliance with applicable listing standards, and the appointment of the Investor’s nominee in accordance with Clause 7.11); provided, however, that the failure of such Investor to so notify LBI within three Business Days shall not affect such Investor’s rights to appoint members of the Supervisory Board pursuant to this Agreement. For the avoidance of doubt, if the appointment of the Investor’s nominee(s) pursuant to this Clause 7.9 would cause the Supervisory Board to fail to have a majority of independent members under the applicable listing standards, the appointment of such Investor’s nominee(s) may be delayed for up to ninety (90) days in order to select and appoint a sufficient number of independent Supervisory Board members so that, upon the appointment of such Investor nominee(s), the Supervisory Board will be comprised of a majority of independent members.

7.10	Appointment Pending General Meeting of Shareholders

As soon as practicable after the date on which the right to nominate one or more members to the Supervisory Board arises, the Investor shall submit to LBI all personal details LBI reasonably requires in connection with the appointment of a Supervisory Board member. Following such submission, LBI shall use its reasonable best efforts to cause the Supervisory Board to take all of the actions to appoint the relevant nominee or nominees as soon as practicable to the Supervisory Board in accordance with the provisions of Article 2:143 of the Civil Code and Article 13.4 of the Articles, which appointment shall terminate on the date of the next general meeting of shareholders of LBI, on which date the relevant nominee or nominees shall be nominated for (re)appointment to the Supervisory Board. If any Investor nominee, for any reason, is not appointed to the Supervisory Board during a general meeting of the shareholders of LBI, the Investor shall as soon as practicable put forward a nominee who shall be appointed to the Supervisory Board by the Supervisory Board in accordance with the provisions of Article 2:143 of the Civil Code and Article 13.4 of the Articles, which appointment shall terminate on the date of the then following general meeting of shareholders of LBI, on which date an Investor nominee shall be nominated for appointment to the Supervisory Board.

7.11	Calling General Meeting

In the event the Investor, together with its Affiliates, holds directly or indirectly 5% or more of the issued share capital of LBI, the Investor can require the Supervisory Board to convene a general meeting of the shareholders. LBI agrees, in any event, to use its reasonable best efforts to cause the Supervisory Board to call a general meeting of shareholders at the shortest practicable notice in the event the ability to appoint an additional member of the Supervisory Board pursuant to Clauses 7.10 and 7.11 above would be frustrated by the fact that by doing so the Supervisory Board would need to exceed the  1/3 limit laid down in Article 2:143 of the Civil Code and Article 13.4 of the Articles.

7.12	Choice of Law

This Agreement shall be exclusively governed by and construed in accordance with the laws of the Netherlands, without regard to any conflict of law rules under Dutch private international law.

7.13	Disputes

All disputes arising in connection with this Agreement shall be finally settled in accordance with the arbitration rules of the Netherlands Arbitration Institute (NAI). The arbitral tribunal shall be composed of three (3) arbitrators; one selected by LBI, one selected by the Investor and the third agreed upon by the first two selected arbitrators. The place of arbitration shall be Amsterdam. The arbitral procedures shall be conducted in the English language. Consolidation of the arbitral proceedings with other arbitral proceedings pending in the Netherlands, as provided in article 1046 of the Netherlands Code of Civil Procedure, is excluded.

Signed on this 30th day of April, 2010.

LYONDELLBASELL INDUSTRIES N.V.

By:	/s/ Gerald A. O’Brien
	Name:	Gerald A. O’Brien
	Title:	Attorney-in-fact

ARES CORPORATE OPPORTUNITIES FUND III, L.P.,
on behalf of itself and one or more funds under the management of Ares Management LLC

By:	ACOF Operating Manager III, LLC, its manager

By:	/s/ Michael D. Weiner
	Name:	Michael D. Weiner
	Title:	Authorized Signatory